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SECURIT [barcode] SSION

12011111

ANNUAL AUDITED REPORT SEC
FORM X-17A-5
PART III

~~Mail Processing Section~~

FEB 24 2012

SEC FILE NUMBER
8 - 27126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

~~Washington~~

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING _____12/31/11_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dillon-Gage Securities Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15301 Dallas Parkway, Suite 200
                                        (No. and Street)

Addison   Texas   75001
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen W. Miller, President   972-386-2901
                                                      (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
                (Name – *if individual, state last, first, middle name*)

4421 Wanda Lane   **Flower Mound**   **Texas**   **75022**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Jon Christiansen_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**Dillon-Gage Securities Incorporated**_____, as of _____December 31_____, 20____11_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____
                                                                    Signature

                                                                       VP
                                                                    Title

Nicole M. Alvarado
Notary Public

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**DILLON-GAGE SECURITIES
INCORPORATED**

FINANCIAL REPORT

DECEMBER 31, 2011

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Dillon-Gage Securities Incorporated

We have audited the accompanying statement of financial condition of Dillon-Gage Securities Incorporated the Company) as of December 31, 2011, and the related statements of income, changes in stockholders' deficit, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dillon-Gage Securities Incorporated as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 20, 2012

1

DILLON-GAGE SECURITIES INCORPORATED
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$ 163,953
Receivable from clearing broker/dealer	9
Receivable from related party	3,712
Clearing deposit	6,000
Prepaid expenses	100
TOTAL ASSETS	**$ 173,774**

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities

Commissions payable	$ 56,782
Subordinated notes payable	140,000
TOTAL LIABILITIES	196,782

Stockholders' Deficit

Common stock, 1,000,000 shares authorized, $.03 par value, 240,001 shares issued and outstanding	7,200
Additional paid-in capital	73,300
Accumulated deficit	(103,508)
TOTAL STOCKHOLDERS' DEFICIT	(23,008)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	**$ 173,774**

See notes to financial statements.

DILLON-GAGE SECURITIES INCORPORATED
Statement of Income
Year Ended December 31, 2011

Revenue

Insurance commissions	$ 924,482
Securities commissions	21,750
Other revenue	1,353
TOTAL REVENUE	947,585

Expenses

Compensation and related costs	509,568
Promotion	308,419
Management fees paid to related party	57,600
Occupancy and equipment	36,610
Interest to related party	15,400
Regulatory fees and expenses	6,615
Communications	942
Clearing charges	749
Other expenses	36,426
TOTAL EXPENSES	972,329
Loss before provision for income taxes	(24,744)
Current tax benefit - federal	3,712
NET LOSS	$ (21,032)

See notes to financial statements.   3

DILLON-GAGE SECURITIES INCORPORATED
Statement of Changes in Stockholders' Deficit
Year Ended December 31, 2011

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2010	240,001	$ 7,200	$ 73,300	$ (82,476)	$ (1,976)
Net loss	-	-	-	(21,032)	(21,032)
Balances at December 31, 2011	240,001	$ 7,200	$ 73,300	$ (103,508)	$ (23,008)

DILLON-GAGE SECURITIES INCORPORATED
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
Year Ended December 31, 2011

Balance at December 31, 2009	$ 140,000
Increases	-
Decreases	-
Balance at December 31, 2011	$ 140,000

DILLON-GAGE SECURITIES INCORPORATED
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (21,032)
Adjustments to reconcile net loss to net cash	
used in by operating activities:	
Change in assets and liabilities:	
Increase in receivable from related party	(3,712)
Decrease in clearing deposit	24
Decrease in commissions payable	(29,614)
Decrease in payable to related party	(47,349)
Net cash used in operating activities	(101,683)
Net decrease in cash	(101,683)
Cash at beginning of year	265,636
Cash at end of year	$ 163,953

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest	$ 15,400
Income taxes- federal	$ -
Income taxes - state	$ -

Note 1   -   <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Dillon-Gage Securities Incorporated, dba Dillon-Gage Securities, Inc., (the Company) was organized in November 1981 as a Texas corporation and is a subsidiary of D-G Holding, Inc. (Parent).   The Company is a broker/dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).   The Company's primary source of revenue is from insurance commissions from the sale of fixed annuity products.   The Company's customers are individuals with medium to high net worth, located primarily in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all general securities transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the general securities customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

<u>Insurance Commissions</u>

Insurance commissions are recorded when the policies are funded by the customer and upon subsequent renewals.

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies (continued)**</u>

<u>Securities Transactions</u>

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

<u>Advertising Costs</u>

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

<u>Income Taxes</u>

The Company is included in the consolidated federal income tax return of its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the appropriate party within the consolidated group.

The Company is also subject to state income taxes.

As of December 31, 2011, open Federal tax years subject to examination include the tax years ended December 31, 2008 through December 31, 2010.

Note 2 - <u>**Transactions with Clearing Broker/Dealer**</u>

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $6,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - <u>**Net Capital Requirements**</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $113,180 and $5,000, respectively. The Company's net capital ratio is 0.50 to 1.

Note 4 - Subordinated Notes Payable

The Company has three subordinated notes payable due to DGI, a minority shareholder and related party, consisting of the following:

Subordinated unsecured note payable with principal due at maturity on July 1, 2013. The note accrues interest at 9.5% per annum payable monthly.	$ 35,000
Subordinated unsecured note payable with principal due at maturity on December 31, 2013. The note accrues interest at 10% per annum payable monthly.	75,000
Subordinated unsecured note payable with principal due at maturity on June 30, 2016. The note accrues interest at 8.5% per annum payable monthly.	30,000
	$ 140,000

Maturities of the subordinated notes payable for each of the years ending December 31 are as follows; however each note may be restricted as to repayment subject to regulatory approval:

2013	$ 110,000
2016	30,000
	$ 140,000

Interest expense incurred during the year on these related party subordinated notes payable totaled $15,400.

Note 5 - Related Party Transactions

The Company and two other subsidiaries of the Parent, Dillon Gage Incorporated of Dallas (DGD) and Dillon Gage Incorporated (DGI), are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

The Company has three subordinated notes payable due to DGI totaling $140,000 (See Note 4).

The Company reimburses DGD for expenses incurred on behalf of the Company. Amounts reimbursed to DGD for the year ended December 31, 2011 totaled $431,428, or approximately 44% of the Company's total expenses.

Note 5 - Related Party Transactions (continued)

The Company has an income tax benefit – federal of $3,712 related to the Parent's utilization of its tax loss, and income taxes receivable from related party of $3,712 for this income tax benefit (See Note 6).

The Company leases office facilities from DGD on a month-to-month basis. Rent paid to DGD for the year ended December 31, 2011 totaled $24,000, which is included in occupancy and equipment cost in the accompanying statement of income.

Note 6 - Income Taxes

The Company incurred a tax loss for 2011. The Parent, filing a federal consolidated return with the Company, will utilize the Company's tax loss to reduce its income tax liability. The Company has an income tax benefit – federal of $3,712 related to the Parent's utilization of its tax loss, and income taxes receivable from related party of $3,712 for this income tax benefit.

Note 7 - Off-Balance-Sheet Risk

Off-balance-sheet risk exists with respect to insurance commissions earned by the Company due to the possibility that customers may cancel policies issued within certain predetermined time limits wherein all or a portion of the commissions earned by the Company would be refundable.

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - Concentration of Revenue

One of the Company's registered representatives generated approximately 86% of the Company's revenue for the year ended December 31, 2011.

Note 9 - <u>**Contingencies**</u>

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 10 - <u>**Subsequent Events**</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2011, through February 20, 2012, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

DILLON-GAGE SECURITIES INCORPORATED
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2011

Computation of Net Capital

Total stockholders' deficit qualified for net capital	$	(23,008)
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		140,000
Total capital and allowable subordinated liabilities		116,992
Deductions and/or charges		
Non-allowable assets:		
Receivable from related party		3,712
Prepaid expenses		100
Total deductions and/or charges		3,812
Net Capital	$	113,180
Aggregate indebtedness		
Commissions payable	$	56,782
Total aggregate indebtedness	$	56,782
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	108,180
Ratio of aggregate indebtedness to net capital		0.50 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011 as filed by Dillon-Gage Securities Incorporated on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying independent auditor's report.   12

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5(g)(1)

Board of Directors
Dillon-Gage Securities Incorporated

In planning and performing our audit of the financial statements of Dillon-Gage Securities Incorporated (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 20, 2012

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Dillon-Gage Securities Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Dillon-Gage Securities Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Dillon-Gage Securities Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dillon-Gage Securities Incorporated's management is responsible for Dillon-Gage Securities Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (none), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 20, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended **December 31**, 20 **11**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
027126   FINRA   DEC
DILLON-GAGE SECURITIES INC   20*20
15301 DALLAS PKWY STE 200
ADDISON TX 75001-4668
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ **4.00**

B. Less payment made with SIPC-6 filed (exclude interest) (**0.00**)

Date Paid

C. Less prior overpayment applied (**231.00**)

D. Assessment balance due or (overpayment) (**227.00**)

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(**227.00**)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ **0.00**

H. Overpayment carried forward $(**227.00**)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the **20TH** day of **February**, 20 **12**.

Dillon Gage Securities, Inc.
(Name of Corporation, Partnership or other organization)

RBrowning
(Authorized Signature)

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

$ **947,584.00**

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

945,112.00

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

749.00

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ **—0—**

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ **—0—**

—0—

Enter the greater of line (i) or (ii)

945,861.00

Total deductions $ **1,723.00**

2d. SIPC Net Operating Revenues $ **4.00**

General Assessment @ .0025

(to page 1, line 2.A.)

18